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                                                                      EXHIBIT 46

     PROMISSORY NOTE
     ---------------



$21,794.96                                                      May 10, 1996



          For value received, MCS Capital, Inc. ("Maker") promises to pay to the order of Coinmach Laundry Corporation, a Delaware corporation (the "Company"), at its offices in Roslyn, New York, or such other place as designated in writing by the holder hereof, the aggregate principal sum of $21,794.96. Maker will pay the aggregate principal sum in eight equal payments of $2,724.37 on each of the first eight anniversary dates of the date hereof and, on each such date, Maker will pay interest accrued through such date at the rate specified below.

          Interest will accrue on the outstanding principal amount of this Note at a rate equal to the lesser of (i) 8% per annum or (ii) the highest rate permitted by applicable law, and shall be payable at such time as the principal of this Note becomes due and payable.

          The amounts due under this Note are secured by a pledge of 1,415 shares of the Company's Class B Common Stock, par value $.01 per share ("Common Stock") issued to the Maker on the date hereof. Such shares of Common Stock shall remain in the possession of the Company until this Promissory Note is paid in full.

          In the event Maker fails to pay any amounts due hereunder when due, Maker shall pay to the holder hereof, in addition to such amounts due, all costs of collection, including reasonable attorneys fees.

          Maker, or his successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and nonpayment of this Note, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time and that the holder hereof may accept security for this Note or release security for this Note, all without in any way affecting the liability of Maker hereunder.

          This Note shall be governed by the internal laws, not the laws of conflicts, of the State of New York.

                                        MCS CAPITAL, INC.


                                        /s/ STEPHEN R. KERRIGAN
                                        ______________________________
                                        Stephen R. Kerrigan
                                        President